OM Asset Management plc
200 Clarendon Street, 53rd Floor
Boston, Massachusetts 02116
November 4, 2015
Via Edgar Transmission
U.S. Securities and Exchange Commission Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    OM Asset Management plc
Registration Statement on Form S-3 File No. 333-207781

Ladies and Gentlemen:
Reference is made to the Registration Statement on Form S-3 (File No. 333-207781) filed with the Securities and Exchange Commission (the “Commission”) by OM Asset Management plc (the “Company”) on November 3, 2015 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement immediately following the calculation of the registration fee:
“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”
If you have any questions or require additional information, please contact our legal counsel, Christina E. Melendi, Esq. of Morgan, Lewis & Bockius LLP, at (212) 309-6949.
Sincerely,
OM ASSET MANAGEMENT PLC
By: /s/ Stephen Belgrad
Name: Stephen Belgrad
Title: Chief Financial Officer